Integra Resources Corp.

Management's Discussion and Analysis

For the Three and Six-Month Periods Ended

June 30, 2024 and 2023

Expressed in US Dollars

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

This portion of this quarterly report provides Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and six-month period ended June 30, 2024, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Integra Resources Corp. ("Integra", "we", "our" or the "Company"), our operations, financial performance, and present and future business environment.

This MD&A has been prepared by management as at August 14, 2024 and should be read in conjunction with the unaudited interim condensed consolidated financial statements of Integra for the three and six-month periods ended June 30, 2024 and 2023 and the Company's audited consolidated financial statements of Integra for the years ended December 31, 2023 and 2022 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). Further information on the Company can be found on SEDAR+ at www.sedarplus.ca and the Company's website, www.integraresources.com.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CORPORATE SUMMARY AND DESRIPTION OF THE BUSINESS

Integra Resources Corp. is one of the largest precious metals exploration and development companies in the Great Basin of the Western US. Integra is currently focused on advancing its two flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project, comprised of the Wildcat and Mountain View deposits, located in western Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada and Arizona. Integra's long-term vision is to become a leading US focused mid-tier high margin gold and silver producer.

As of August 14, 2024, the senior executives and directors of the Company were:

George Salamis Executive Chair

Jason Kosec President, CEO and Director

Andrée St-Germain Chief Financial Officer

Stephen de Jong Lead Director

Timo Jauristo Director

Anna Ladd-Kruger Director

C.L. "Butch" Otter Director

Carolyn Clark Loder Director

Sara Heston Director

Eric Tremblay Director

The Company is incorporated under the Business Corporations Act (British Columbia) (the "BCBCA").

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8.

The Company trades on the TSX Venture Exchange ("TSX-V"), under the trading symbol "ITR" and trades in the United States on the NYSE American under the stock symbol "ITRG". The Company's warrants trade on the TSX-V under the symbol MPM.WT and ITR.WT.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

The Company completed a 2.5 to 1 share consolidation on May 26, 2023 (the "Consolidation"). As a result, the share figures disclosed in this MD&A have been adjusted for the Consolidation.

The Company completed on May 4, 2023 a merger with Millennial Precious Metals Corp ("Millennial"), (the "Millennial Acquisition"). As a result of the transaction, Millennial has become a wholly-owned subsidiary of Integra.

Q2 2024 IN REVIEW AND RECENT EVENTS

CORPORATE

Merger with Florida Canyon Gold Inc ("FCGI")

The Company announced on July 29, 2024 that it has entered into a definitive arrangement agreement (the "Arrangement Agreement"), dated July 28, 2024, whereby Integra has agreed to acquire all of the issued and outstanding shares of FCGI pursuant to a court-approved plan of arrangement (the "Transaction").

Under the terms of the Transaction, FCGI shareholders will receive 0.467 of a common share of Integra (each whole share, an "Integra Share") for each common share of FCGI ("FCGI Share") held (the "Exchange Ratio"). Existing shareholders of Integra and FCGI will own approximately 60% and 40%, respectively, of the outstanding Integra Shares on closing of the Transaction (but prior to the completion of the private placement equity financing described below) on a fully-diluted in-the-money basis. The Exchange Ratio implies consideration of C$0.69 per FCGI Share based on the closing market price of the Integra Shares on the TSX-V on July 26, 2024 for total consideration of approximately C$95 million.

The Transaction will be effected by way of a court-approved plan of arrangement under the Canada Business Corporations Act, requiring the approval of (i) at least 66 ⅔% of the votes cast by the shareholders of FCGI voting in person or represented by proxy, (ii) if applicable, a simple majority of the votes cast by shareholders of FCGI, excluding for this purpose the votes of "related parties" and "interested parties" and other votes required to be excluded under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, all at a special meeting of FCGI's shareholders to consider the Transaction, and (iii) the approval of the Ontario Superior Court of Justice.

In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals, including the approvals of the TSX-V and the satisfaction of certain other closing conditions customary in transactions of this nature as well as customary interim period covenants regarding the operation of each of the Companies' respective businesses. The Transaction is subject to the prior completion of the sale of FCGI's Mexican assets, as previously announced, and receipt of approval from the Federal Economic Competition Commission (Comisión Federal de Competencia Económica - COFECE), under the Federal Law of Economic Competition, to such sale. The transaction is also conditional upon binding arrangements being in place for the replacement of collateral supporting the FCGI Surety Bond and release of the Alamos Surety Bond Guarantee. The Arrangement Agreement contains customary provisions including fiduciary-out provisions in favour of FCGI, non-solicitation and right to match superior proposals in favour of Integra, and a $2.25 million termination fee payable to Integra under certain circumstances.

Subject to the satisfaction of these conditions, Integra and FCGI expect that the Transaction will be completed in the fourth quarter of 2024. Details regarding these and other terms of the Transaction are set out in the Arrangement Agreement, which is available under the SEDAR+ profiles of Integra and FCGI at www.sedarplus.ca.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

Please refer to the press release dated July 29, 2024 for further details.

Bought Deal Private Placement Offering of Subscription Receipts

Concurrently with the Transaction (as described above),  Integra has entered into an agreement with Stifel and Eight Capital, as co-lead underwriters and joint bookrunners (collectively, the "Co-Lead Underwriters"), on behalf of a syndicate of underwriters (the "Underwriters"), in connection with a bought deal private placement offering of 14,900,000 subscription receipts of Integra (the "Subscription Receipts") at a price of C$1.35 per Subscription Receipt (the "Issue Price") for gross proceeds to Integra of approximately C$20 million (the "Offering").

Each Subscription Receipt shall represent the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Transaction other than the issuance of the consideration shares to shareholders of FCGI) (the "Escrow Release Conditions"), without payment of additional consideration, one Integra Share, subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement to be entered into upon closing of the Offering (the "Subscription Receipt Agreement").

The gross proceeds from the sale of the Subscription Receipts will be deposited and held in escrow pending the satisfaction or waiver of the Escrow Release Conditions by TSX Trust Company, as subscription receipt and escrow agent under the Subscription Receipt Agreement. Integra will pay the Underwriters a cash commission and the expenses of the Underwriters incurred in connection with the Offering.

If a Termination Event (as defined below) occurs, the escrowed proceeds of the Offering will be returned on a pro rata basis to the holders of Subscription Receipts, together with the interest earned thereon, and the Subscription Receipts will be cancelled and have no further force and effect, all in accordance with the terms of the Subscription Receipt Agreement. For the purposes of the Brokered Offering, a "Termination Event" includes: (a) an event in which the Escrow Release Conditions are not satisfied or waived prior to December 15, 2024 (subject to extensions in limited circumstances); or (b) the termination of the Arrangement Agreement (as defined above) in accordance with its terms.

The Offering is expected to close on or about August 21, 2024 and is subject to TSXV and other necessary regulatory approvals. Following completion of the Transaction, the net proceeds from the Offering is expected to be used to fund mine optimization opportunities at Florida Canyon, for continued advancement of DeLamar and Nevada North, and for general corporate purposes.

The Subscription Receipts will be offered by way of: (a) private placement in each of the provinces of Canada pursuant to applicable prospectus exemptions under applicable Canadian securities laws; (b) in the United States or to, or for the account or benefit of U.S. persons, by way of private placement pursuant to the exemptions from registration provided by Rule 144A under the U.S. Securities Act and/or Rule 506(b) of Regulation D under the U.S. Securities Act and/or Section 4(a)(2) of the U.S. Securities Act, as applicable, and similar exemptions under applicable securities laws of any state of the United States; and (c) in jurisdictions outside of Canada and the United States as are agreed to by Integra and the Underwriters on a private placement or equivalent basis.

Amendments to the Beedie Capital Credit Facility

In connection with the closing of the Transaction (as described above), Integra announced that it has entered into a fourth supplemental credit agreement ("Fourth Supplemental Credit Agreement") with Beedie Capital to amend the convertible loan agreement dated July 28, 2022, as amended by a first supplemental credit agreement dated as of February 26, 2023, a second supplemental credit agreement dated as of May 4, 2023 and a third supplemental agreement dated as of February 20, 2024 (as amended by the Fourth Supplemental Credit Agreement (the "Credit Agreement"), pursuant to which Beedie Capital agreed to loan up to $20 million (the "Convertible Facility").

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

Beedie Capital agreed to a second advance in the amount of $5 million subject to satisfying certain conditions under the Fourth Supplemental Credit Agreement, and to further amend the Convertible Facility to accommodate the assets of FCGI and its subsidiaries, each of which, following the closing of the Transaction, will be loan parties and provide guarantees and security for the obligations under the Credit Agreement.

Beedie Capital and Integra further agreed to, conditional upon closing of the Transaction, amend the terms of the Credit Agreement to provide for the following: (i) subject to TSX-V approval, modify the conversion price on the initial advance of $10 million (the "Initial Advance") from C$2.3625 (post-consolidation price) per Integra common share (the "Common Share") to a 25% premium to the Issue Price (as defined above), being C$1.6875; (ii) extension of the maturity date of the Credit Agreement from July 28, 2025 to July 31, 2027; (iii) extension of the period during which scheduled interest payments will be capitalized as principal from the current expiry date of October 31, 2024 to December 31, 2024; (iv) modification of the make-whole fee from the amount of interest Integra would have paid had the Convertible Facility continued for 36 months from the Initial Advance to 48 months from the Initial Advance; and (v) modification of the covenant requiring Integra to maintain a balance of unrestricted cash no less than $2 million to $5 million. Integra will also request to draw a second advance on the Convertible Facility in the principal amount of $5 million (the "Subsequent Advance") immediately following completion of the Transaction, with a conversion price equal to a 25% premium to the Issue Price. In the event that the amendment to the conversion price of the Initial Advance does not receive regulatory approval, Integra and Beedie Capital have agreed to a downward adjustment to the aforementioned premium in respect of the conversion price of the Subsequent Advance which would result in Beedie Capital receiving up to the same aggregate number of Integra Shares that Beedie Capital otherwise would have been entitled to receive upon conversion in full of the Initial Advance and Subsequent Advance had the conversion price of the Initial Advance been amended to equal a 25% premium to the Issue Price.

Wheaton Precious Metals 2nd Installment

The Company announced on July 12, 2024 that following the satisfaction of certain closing conditions, it has received the final cash installment of $4.875 million in connection with the previously announced royalty transaction between its wholly-owned subsidiary, DeLamar Mining Company, and Wheaton Precious Metals (Cayman) Co., a wholly-owned subsidiary of Wheaton Precious Metals Corp. ("Wheaton"). Wheaton acquired a 1.5% net smelter returns royalty on metal production from all claims of the DeLamar and Florida Mountain Deposit for an aggregate cash purchase price of US$9.75 million, paid in two installments. Integra received the first installment of $4.875 million on March 7, 2024.

The net proceeds from the Transaction will be used for the continued development of DeLamar, including work to support a Feasibility Study and the advancement of the National Environmental Policy Act permitting process in the United States.

Annual General Meeting

The Company held its Annual General Meeting of shareholders ("AGM") on June 21, 2024. A total of 41,654,580 common shares have been voted, representing 47.1% of the Company's outstanding shares. All of the directors were re-elected, and all other resolutions were approved by the Company's shareholders.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

DELAMAR PROJECT

Significant efforts were made to advance the feasibility study, especially to support the metallurgical results. The team is working on a "geo-metallurgical" model, incorporating knowledge from both geologists and metallurgists.

The geotechnical feasibility analysis was initiated in January and continued through out the quarter. Lab analyses were completed for most samples and rock mass characterization was commenced. Rigorous actions toward strategic mine planning, involving third party consultants including Whittle Consulting Inc., Respec and Forte Dynamic, are being conducted to generate a robust mine plan that ease execution, reduce technical, financial and execution risks and maximize project value. Discussions with major mining fleet manufacturers are being conducted to identify the innovative options available to the DeLamar Project.

Metallurgical test work and trade-off reviews continued through the 2nd quarter. An extensive permeability test campaign was conducted which yielded a blending strategy allowing the elimination of the agglomeration stage. Column, vat, and bottle rolls recovery and diagnostic tests will continue into the 3rd quarter. The trade-off review of truck haulage versus railveyor haulage concluded with the economic decision to remove the railveyor from the mine plan. A trade-off review of stacking methods, truck stack versus conveyor stack was conducted. The most economical and practical stacking option is currently a hybrid plan using trucks to stack the first two or three lifts followed by conveyor stacking for the remainder. The heap will be constructed in two separate stages. A smaller upper stage followed by a second lower stage that carries the bulk of the construction cost introduced in year four of the mine plan. Evaluations began to look at facility locations to confirm the most economical and constructable locations to include in the plan. The Company anticipates conclusions in the 3rd quarter. Solicitations for equipment and reagent costs have been sent to vendors to feed into capital expenditures and operating expenditures cost estimates.

Integra continues to coordinate monthly meetings with permitting agencies such as the Bureau of Land ("BLM"), Idaho Department of Environmental Quality ("IDEQ"), Idaho Department of Water Resources ("IDWR"), U.S. Army Corps of Engineers ("USACE"), and the third party National Environmental Policy Act ("NEPA") firm.

The Company submitted a revised MPO to the BLM in April and received a sufficiency determination from the BLM in May. The MPO sufficiency determination allows the mine plan to advance into the environmental review process as required by the NEPA. Primary critical path items continue to included development rock storage facilities ("DRSF") locations and configurations, and adding mine support features like growth media stockpiles and surface water runoff capture and storage facilities. Continued effort was placed on reclamation and closure. Integra continued its primary focus on the updated MPO to incorporate answers to initial BLM comments, including planning, source term modeling of groundwater conditions for mining and closure, backfill sequencing for closure, site wide water balance and sources of makeup water for mine operations. Integra is refining the surface water and groundwater adaptive water management plan strategy for effective water usage during operations. Integra completed the Q2 surface water and groundwater sampling event.

NEVADA NORTH PROJECT

The exploration team continue working on the planning and scoping for the upcoming 2024 Wildcat drilling program, with a focus on detail drilling campaign logistics and contractor selection. The drilling started on June 4th, and approximately 890 meters were drilled in June. No assay results have been received yet, and more information about the drilling program will be disclosed in late Q3 or during Q4.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

Additional progress was achieved on the Wildcat Exploration Plan of Operations as the public comment period was initiated for the Project's environmental assessment, as required by NEPA. Completion of the Wildcat Environmental Assessment is anticipated by the end of the year.

OTHER PROJECTS

The Company announced on June 12, 2024 that Millennial Silver Nevada Inc. ("MSN"), a wholly-owned subsidiary of Integra, has entered into an option agreement (the "Option Agreement") dated June 11, 2024 with GreenLight Metals USA Corporation, a wholly-owned subsidiary of Green Light Metals Inc. ("GreenLight"), regarding the Cerro Colorado Property.

Pursuant to the terms of the Option Agreement, MSN granted  GreenLight an exclusive option to purchase its interests in Millennial Arizona for a period of 12 months. In consideration for the grant of the option, GreenLight has agreed to deliver common shares of the company valued at no less than C$500,000 to Integra. The shares will be paid in two tranches: (i) the first tranche of shares, valued at no less than C$250,000, will be delivered within five days of the execution of the Option Agreement (received); and (ii) the second tranche of shares, valued at no less than C$250,000, will be delivered at the earlier of: 1) the time of a GreenLight go-public event, or 2) December 31, 2024. In order to exercise the option and acquire the interests in Millennial Arizona, GreenLight will pay Integra in cash or common shares of GreenLight, an amount equal to the total 2024 Cerro Colorado holding costs (other than exploration expenditures) incurred by Integra under the preexisting option through the closing date.

EXTERNAL AFFAIRS, SAFETY, ENVIRONMENTAL AND LAND

In Q2 2024, the External Affairs team engaged with over 5,000 stakeholders, with primary categories including community stakeholders, Tribal Nations, government/elected officials, and civic/non-profit organizations. In Idaho, the 3 months ending June 30th saw Integra involved with numerous community events including town hall meetings in Jordan Valley and Marsing, collaborative projects, and various initiatives advancing relationships with stakeholders. The team also met with Idaho's congressional delegation in Washington DC, as Integra advances towards NEPA and works to make the public aware of Integra's projects and the proposed pathway forward. In Nevada, several meetings with local elected officials and community groups were held, discussing the Nevada North Project and various exploration and permitting work plans underway. The External Affairs team remains focused on efforts that support the Company as it navigates permitting objectives on various fronts.

Integra DeLamar crews are experiencing a successful second quarter in 2024. There have been eight reported minor near-miss incidents, with no major or recordable incidents to date. The site's Total Recordable Injury Frequency Rate ("TRIFR") stands at 0.0 as of the end of Q2. The proactive reporting of near-misses and a sustained focus on safety have been instrumental in fostering a strong safety culture at the DeLamar site.

In addition to safety initiatives, Integra has continued its reclamation efforts and received positive feedback from the BLM regarding the activities completed in 2024. Site crews effectively managed a higher-than-normal spring melt and successfully initiated the Land Application Treatment ("LAT") for the 2024 season, while also addressing upland water management tasks.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

2024 OUTLOOK

DeLamar Project

Feasibility Study

A feasibility study on the heap leach project which will include the mineralized stockpiles is expected in Q4 2024. The feasibility study will incorporate multiple trade-off studies as well as detailed capital and operating expense analysis. The Company has also engaged Whittle Consulting Pty Ltd. to further optimize the strategic mine plan and economical outcome through maximizing mining and processing efficiencies.

Permitting

The Company submitted its Draft MPO to the BLM in April 2024. The BLM deemed the MPO sufficient to progress toward the Notice to Intent ("NOI"). The BLM has indicated that a scope freeze on the MPO will be required in Q3 2024 prior to their submission of the NOI for approvals through the various levels of government. Following the final approval of the NOI, the Draft Environmental Impact Statement ("DEIS") process will commence.

During the DEIS portion of the National Environmental Policy Act (“NEPA”) permitting process, the BLM will initiate a scoping period during which the BLM will conduct a more formal analysis on the environmental impacts proposed by the MPO at DeLamar.

Nevada North Project

The first phase of the 2024 exploration program at Wildcat is expected to be approximately 2,000 meters and will test the high-grade breccia targets, as well as focus on oxide expansion at several new mineralized targets outside the Preliminary Economic Assessment (“PEA”) pit area. The drilling activities started on June 4th, and approximately 890 meters were drilled in June. No assay results have been received yet, and more information about the drilling program will be disclosed in the second half of 2024.

Most of the holes drilled during June 2024 were targeting deep geophysical anomalies buried below the post-mineralization basalts (between 500 and 1,500 meters north of the Main Hill PEA pit). The Rhyolitic Tuff (the main mineralization host of Wildcat Deposit resources) was successfully intersected below the basalts, and significant amounts of clay and silicification alteration, as well as some hydrothermal breccia and veins (ranging from 1 to 30 cm), were encountered. These intersects validate the company's hypothesis that more mineralization might be occurring below the post-mineralization basalts. The holes intersected a large amount of altered material (clays), as well as some hydrothermal breccias, both indicators of significant hydrothermal activity. Drilling assay results expected in late Q3 or Q4 will indicate if these fluids were gold-bearing.

The next portion of the drilling program will target specific metallurgical and geotechnical areas at Wildcat. These drill holes will provide additional material to confirm and improve some of the assumptions used in the PEA. A few additional exploration holes will target potential PEA pit extensions west of Main Hill (Rhyolitic Ridge target).

Merger with Florida Canyon Gold Inc.

The Transaction (as described in the "Q2 2024 In Review and Recent Events" section above) is expected to close in Q4 2024.

The merger between FCGI and Integra creates a growth focused gold and silver producer in the Great Basin, providing balanced and transformational benefits to shareholders of both Integra and FCGI. The Transaction is strategically aligned with Integra’s long-term vision of becoming a leading US based mid-tier gold-silver producer and generating significant value for all shareholders and stakeholders. Following completion of the Transaction, Integra will hold a diversified and tactically sequenced portfolio of gold-silver production and development assets, all within the top tier mining jurisdiction of the Great Basin. Currently cash flowing Florida Canyon will serve as the foundational production asset, underpinned by two high-quality development projects in DeLamar and Nevada North. The combined portfolio provides a pathway for Integra to materially grow its production profile and become a mid-tier producer with the potential to deliver over 250kozs AuEq per annum from a top tier mining jurisdiction at a competitive all-in sustaining cost (“AISC”).

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

PROPERTIES

The Company's flagship projects are the gold-silver DeLamar Project (comprised of the DeLamar and Florida Mountain deposits), and the gold Nevada North Project (comprised of the Wildcat and Mountain View deposits). The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada and Arizona.

Idaho (all gold-silver projects):

DeLamar Project - Development stage

BlackSheep District - Exploration

War Eagle Property - Exploration

Nevada (all gold projects):

Nevada North Project -Exploration/ Development stage

Red Canyon Property - Exploration

Ocelot Property - Exploration

Marr Property - Exploration

Eden Property - Exploration

Dune Property - Exploration

Arizona (copper project):

Cerro Colorado Property - Exploration

(1) DeLamar Project, Idaho

The DeLamar Project consists of the neighboring DeLamar deposit and Florida Mountain deposit.

The bulk of the information in this section is derived from the "Technical Report for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA", dated October 31, 2023 with an effective date of August 25, 2023 (the "DeLamar Report"). The DeLamar Report is available for review under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

The DeLamar Report also includes the results of a pre-feasibility study ("PFS") and mineral reserve statement on the DeLamar Project previously included in the National Instrument 43-101 - Standards of Disclosure for Mineral Projects ( "NI 43-101") technical report titled "Technical Report and Preliminary Feasibility Study for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA" dated March 22, 2022 with an effective date of January 24, 2022.  The results of the PFS and the mineral reserve statement included therein and reproduced in the DeLamar Report remain unaffected by the updated mineral resource included in the DeLamar Report.  The PFS and mineral reserve statement have an effective date of January 24, 2022.  Sections 15, 16, 17, 18, 19, 21, 22, 23, and 24 have been reproduced in the DeLamar Report and have an effective date of January 24, 2022.

Mineral Resources and Reserves

Mineral Resource Estimate

Mineral resources have been estimated for both the Florida Mountain and DeLamar deposit areas of the DeLamar project.

Total DeLamar Project Gold and Silver Resources

Type	Class	Tonnes	Au g/t	Au oz	Ag g/t	Ag oz
	Measured	6,313,000	0.36	74,000	16.9	3,427,000
Oxide	Indicated	42,346,000	0.35	471,000	13.4	18,291,000
	Inferred	11,132,000	0.28	99,000	7.8	2,795,000

	Meas + Ind	48,659,000	0.35	545,000	13.9	21,718,000

	Measured	10,043,000	0.42	136,000	21.8	7,032,000
Mixed	Indicated	60,136,000	0.35	672,000	15.0	29,010,000
	Inferred	8,533,000	0.27	74,000	8.4	2,302,000

	Meas + Ind	70,179,000	0.37	808,000	16.5	36,042,000

	Measured	21,056,000	0.51	345,000	32.8	22,198,000
NonOxide	Indicated	65,486,000	0.45	943,000	22.2	46,640,000
	Inferred	18,561,000	0.38	229,000	14.0	8,371,000

	Meas + Ind	86,542,000	0.46	1,288,000	24.7	68,838,000

	Measured	-	-	-	-	-
Stockpiles	Indicated	42,455,000	0.22	296,000	11.8	16,149,000
	Inferred	4,877,000	0.17	26,000	9.8	1,535,000

	Meas + Ind	42,455,000	0.22	296,000	11.8	16,149,000

	Measured	37,412,000	0.46	554,000	27.2	32,657,000
Total Resources	Indicated	210,424,000	0.35	2,381,000	16.3	110,091,000
	Inferred	43,101,000	0.31	428,000	10.8	15,002,000
	Meas + Ind	247,836,000	0.37	2,935,000	18.1	142,748,000

Notes:

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2. In-situ oxide and mixed and all stockpile mineral resources are reported at a 0.17 and 0.1 g AuEq/t cut-off, respectively, in consideration of potential open-pit mining and heap-leach processing.

3. Non-oxide mineral resources are reported at a 0.3 g AuEq/t cut-off at DeLamar and 0.2 g AuEq/t at Florida Mountain in consideration of potential open pit mining and grinding, flotation, ultra-fine regrind of concentrates, and either Albion or agitated cyanide-leaching of the reground concentrates.

4. The mineral resources are constrained by pit optimizations.

5. Gold equivalent grades were calculated using the metal prices and recoveries presented in Table 14.18 and Table 14.19 of the DeLamar Report.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

6. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

7. The effective date of the mineral resources is August 25, 2023.

8. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

The project mineral resources are inclusive of the mineral reserves discussed below.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral Reserve Estimate

Mineral reserves have been calculated for both the Florida Mountain and DeLamar deposits of the DeLamar Project.  The relevant author of the DeLamar Report has used measured and indicated mineral resources as the basis to define mineral reserves for both the DeLamar and Florida Mountain deposits.  Mineral reserve definition was done by first identifying ultimate pit limits using economic parameters and pit optimization techniques.  The resulting optimized pit shells were then used for guidance in pit design to allow access for equipment and personnel.  The relevant author of the DeLamar Report then considered mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors for defining the estimated mineral reserves.

Total proven and probable mineral reserves for the DeLamar Project from all pit phases are 123,483,000 tonnes at an average grade of 0.45 g Au/t and 23.27 g Ag/t, for 1,787,000 ounces of gold and 92,403,000 ounces of silver.  The mineral reserves point of reference is the point where material is fed into the crusher.

Total Proven and Probable Mineral Reserves, DeLamar and Florida Mountain Deposits

	Classification	K Tonnes	g Au/t	K Ozs Au	g Ag/t	K Ozs Ag	Block Value
Oxide	Proven	3,295	0.39	41	17.39	1,842	19.34
	Probable	31,486	0.37	375	15.24	15,426	17.93
	P&P	34,782	0.37	416	15.44	17,268	$18.06
Mixed	Proven	7,741	0.49	122	25.75	6,409	23.72
	Probable	49,718	0.40	637	17.29	27,632	18.29
	P&P	57,459	0.41	759	18.43	34,042	$19.02
Non-oxide	Proven	7,321	0.65	153	53.15	12,511	39.33
	Probable	23,921	0.60	459	37.16	28,582	33.81
	P&P	31,243	0.61	612	40.91	41,093	$35.11
Total	Proven	18,358	0.54	316	35.18	20,763	$29.16
	Probable	105,126	0.44	1,471	21.20	71,640	$21.71
	P&P	123,483	0.45	1,787	23.27	92,403	$22.82

Notes:

1. All estimates of mineral reserves have been prepared in accordance with NI 43-101 and are included within the current measured and indicated mineral resources.

2. Mineral reserves are based on prices of $1,650 per ounce Au and $21.00 per ounce Ag. The Mineral reserves were defined based on pit designs that were created to follow optimized pit shells created in Whittle.

3. Mineral reserves are reported using block value cutoff grades representing the cost of processing:

  Florida Mountain deposit oxide leach cutoff grade value of $3.55/t.
  Florida Mountain deposit mixed leach cutoff grade value of $4.20/t.
  Florida Mountain deposit non-oxide mill cutoff grade value of $10.35/t.
  DeLamar deposit oxide leach cutoff grade value of $3.65/t
  DeLamar deposit mixed leach cutoff grade value of $4.65/t.
  DeLamar deposit non-oxide mill cutoff grade value of $15.00/t.

4. The Mineral reserves point of reference is the point where is material is fed into the crusher.

5. The effective date of the mineral reserves estimate is January 24, 2022.

6. All ounces reported herein represent troy ounces, "g/t Au" represents grams per gold tonne and "g/t Ag" represents grams per silver tonne.

7. Columns may not sum due to rounding.

8. The estimate of mineral reserves may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

9. Energy prices of $2.50 per gallon of diesel and $0.065 per kWh were used.

The mineral reserve statement has an effective date of January 24, 2022 and is unaffected by the mineral resource update included in the DeLamar Report.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

(2) Nevada North Project, Nevada

The bulk of the information in this section is derived from the "NI 43-101 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, USA", dated July 30, 2023 with an effective date of June 28, 2023 (the "Nevada North Project Report"). The Nevada North Project Report is available for review under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

The Nevada North Project Report includes the results of the preliminary economic assessment ("PEA") for the combined Wildcat and Mountain View deposits and mineral resource statement for the Nevada North Project. The Nevada North Project Report PEA highlights include:

  After-tax Net Present Value ("NPV")(5%) of $309.6 million and 36.9% after-tax Internal Rate of Return ("IRR") using base case metal prices of $1,700/oz Au and $21.50/oz Ag
  Wildcat & Mountain View deposits generate combined annual production of ~94koz AuEq from year 1-5 with average annual production of 80koz AuEq over the 13 year Life-of-Mine ("LOM")
  LOM payable metals from Wildcat & Mountain View deposits of 1,043koz AuEq
  LOM site level cash costs of $882/oz AuEq on a co-product basis; LOM site level all-in sustaining cash costs ("AISC") of $973/oz AuEq on a co-product basis
  Year-1 initial capex of $115 million to begin operations at Wildcat
  Average oxide and transitional heap leach Au recovery of 71.4% at Wildcat deposit and 77.1% at Mountain View deposit
  Low combined LOM strip ratio of 1.21 (Wildcat deposit standalone strip ratio of 0.28)
  Total net free cash flow generated of $485 million over the LOM with average net annual free cash flow of $46 million from year 1-13

Mineral Resources

Wildcat Mineral Resource Estimate

The qualified persons have classified the Wildcat deposit mineral resource estimate as indicated, and inferred mineral resources, based on data density, search ellipse criteria and interpolation parameters. The resource estimate is considered to be a reasonable representation of the mineral resources of the Wildcat deposit, based on the currently available data and geological knowledge. The mineral resource estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves. The effective date of the mineral resource estimate is June 28, 2023.

Wildcat Deposit Mineral Resource Estimate Statement

Notes:

1. Effective date of the mineral resource estimate is June 28, 2023.

2. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

3. The estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of $1,800/oz, mining costs of $2.4/t, processing cost of $3.7/t, G&A costs of $0.5/t, and metallurgical gold recoveries varying from 73.0% to 52.0% and silver recoveries of 18%. The gold equivalent figures in the resource estimate are calculated using the formula (g/t Au + (g/t Ag ÷ 77.7)).

4. An average bulk density of 2.6 g/cm3 was assigned to all mineralized rock types.

5. The Inverse Distance cubed interpolation was used with a parent block size of 15.24 m x 15.24 m x 9.144 m.

6. Rounding as required by reporting guidelines may result in minor apparent discrepancies between tonnes, grades, and contained metal content.

7. The estimate of mineral resources may be materially affected by geological, environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

8. Neither the Company nor the qualified person responsible is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than any information already disclosed in the Nevada North Project Report.

Mountain View Mineral Resource Estimate

The qualified persons have classified the Mountain View deposit mineral resource estimate as indicated and inferred mineral resources based on data density, search ellipse criteria and interpolation parameters. The estimate is considered to be a reasonable representation of the mineral resources of the Mountain View deposit, based on the currently available data and geological knowledge. The mineral resource estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves. The effective date of the mineral resource estimate is June 28, 2023.

Mountain View Deposit Mineral Resource Estimate Statement

Notes:

1. Effective date of the mineral resource estimate is June 28, 2023.

2. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3. The estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of $1,800/oz, mining costs of $1.67/t to $2.27/t, processing cost of $3.1/t, G&A costs of $0.4/t, and metallurgical gold recoveries varying from 30.0% to 86.0% with a silver recovery of 20%. Gold equivalent in the mineral resource estimate is calculated using the formula (g/t Au + (g/t Ag ÷ 77.7)).

4. An average bulk density of 2.6 g/cm³ was assigned to all mineralized rock types.

5. Inverse Distance cubed interpolation was used with a parent block size of 7.62 m x 7.62 m x 6.10 m.

6. Rounding as required by reporting guidelines may result in minor apparent discrepancies between tonnes, grades, and contained metal content.

7. The estimate of mineral resources may be materially affected by geological, environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

8. Neither the Company nor the qualified person responsible is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing, or other relevant issue that could materially affect the mineral resource estimate other than any information already disclosed in the Nevada North Project Report.

(3) BlackSheep District, Idaho

On February 14, 2019, Integra announced the acquisition of a highly prospective trend of multiple epithermal centers 6 km to the northwest of the DeLamar Project, a trend now referred to as the BlackSheep District ("BlackSheep" or the "District"). The District was identified in part during site visits and research by renowned epithermal geologists Dr. Jeff Hedenquist and Dr. Richard Sillitoe. Dr. Sillitoe and Dr. Hedenquist, along with Integra's exploration team led by Dr. Max Baker, mapped the area and interpreted the District to have undergone very limited erosion since the mid-Miocene mineralization event, suggesting the productive zone of mineralization is potentially located approximately 200 m beneath the surface. Minimal historical exploration did encounter gold-silver in BlackSheep; however, historic drilling was shallow, less than 100 m vertical on average, and did not enter the theorized productive zone.

The BlackSheep District to the northwest of the DeLamar deposit is comparable in geographical size to both the DeLamar and Florida Mountain deposits combined. The nature of the mineralization and alteration in BlackSheep includes extensive sinter deposits surrounding centers of hydrothermal eruption breccia vents associated with high-level coliform banded amorphous to chalcedonic silica with highly anomalous gold, silver arsenic, mercury, antimony and selenium values. In addition to some preliminary rock chip sampling, Integra completed an extensive soil geochemistry grid over the BlackSheep District showing highly anomalous gold and silver trends over significant lengths.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

(4) War Eagle Property, Idaho

On January 21, 2019, Integra announced that, through its wholly owned subsidiary, DeLamar Mining Company, it entered into an option agreement with Nevada Select Royalty, Inc. ("Nevada Select"), a wholly owned subsidiary of Gold Royalty Corp.to acquire Nevada Select's interest in a State of Idaho Mineral Lease encompassing the War Eagle gold-silver Deposit ("War Eagle") situated 3 km east of Integra's Florida Mountain deposit. Upon exercise of the option (exercised in December 2022), Nevada Select transferred its right, title and interest in the State Lease to DeLamar Mining Company.

In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750 m north of the State Lease.

War Eagle Mountain has a rich history of high-grade gold-silver production dating back to the late 1800's. The War Eagle-Florida-DeLamar geological settings, all hosting low sulphidation epithermal gold-silver are genetically related to the same mineralization forming event that occurred roughly 16 million years ago. The local geology and ore mineralogy found within the low sulphidation epithermal veins on War Eagle Mountain are similar to the regimes found at DeLamar and Florida Mountain to the west. The key difference is the host rock. Historically mined gold and silver in high grade veins at War Eagle was predominately mined and hosted by late Cretaceous age granitic rock. It should be noted that historically, the veins of War Eagle Mountain were of far higher grade compared to any other mining operations in the district, including DeLamar and Florida Mountain. Past production on these high-grade vein systems has outlined strike lengths in excess of 1 km and depth extents of up to 750 meters or more.

Please refer to press release dated November 19, 2020 for drilling results.

(5) Red Canyon Property, Nevada

The Red Canyon property is located within the Antelope (Eureka) mining district in Nevada, 52 km northwest of Eureka. The property can be accessed from the town of Eureka by following US Highway 50 west for 40km to 3 Bar Road. This road is then followed north for approximately 50km to the intersection with the Red Canyon access road. Local roads and dirt tracks lead south and east to the main areas of interest on the Red Canyon property. The 6,650-acre land package consists of 348 unpatented claims. The claims are publicly owned lands administered by the U.S. BLM. Gold mineralization at Red Canyon is sediment-hosted, Carlin-style, including deeply oxidized bodies overlying sulfide mineralization. Currently there are no defined mineral resources at Red Canyon, but there are 10 drill-ready targets.

(6) Ocelot Property, Nevada

The Ocelot (historically known as Zeno) property is located within the Shoshone Mountains in Nevada, 57km southwest from the world class Au deposits at Pipeline/Cortez. The 3,515-acre land package consists of 172 unpatented claims on publicly owned lands administered by the U.S. Bureau of Land Management (BLM). Mineralization at Ocelot is strongly representative of a low sulfidation epithermal Au/Ag system, hosted in the Valmy Formation and volcano-sedimentary units overlying local quartzite basement rocks. Several target areas display broad zones of alteration including argilization (quartz-illite) and intense silicification with boiling textures, characteristic of the upper levels in epithermal systems. Several promising target zones at Ocelot display encouraging Au, As, Hg, and other pathfinder element data from previous sampling programs. Mapping reports broad zones of silicification and sinter on the property with assays up to 200 ppb Au. Historical shallow drilling reported intersections up to 0.01 opt Au associated with micro breccia veinlets.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

(7) Marr Property, Nevada

The Marr property is located within Antelope Valley, Nevada, located 60km southwest from the world-class Pipeline deposit. The 1,921-acre land package consists of 93 unpatented claims. The claims are publicly owned lands administered by the U.S. Bureau of Land Management (BLM). Mineralization at Marr is believed to be a low sulfidation, epithermal Au/Ag epithermal. The target area is covered, with historical drilling reporting zones of broad argillic alteration and high-level exposures of a low-sulfidation system, as characterized by chalcedony and opaline veining with sinter terraces. Anomalous Au and pathfinder elements in high-level quartz-chalcedony veins with boiling textures are common.

(8) Eden Property, Nevada

The Eden property is located on the northwestern side of the East Range in the western Nevada rift, along the Sleeper-Sandman trend. Eden is located 22km southwest of the Town of Winnemucca within Pershing and Humboldt Counties. The 1,223-acre land package consists of 68 unpatented claims. The claims are publicly owned lands administered by the U.S. Bureau of Land Management (BLM). Mineralization at Eden represents a low sulfidation, epithermal Au/Ag system. The property can be accessed by a frontage road along Interstate 80. The target is hosted in permeable Cenozoic volcanic and sedimentary rocks cut by basaltic dikes with quartz veins along through-going "plumbing structures".

(9) Dune Property, Nevada

The Dune property is located in the Humboldt River Valley in the western Nevada rift, along the Sleeper - Sandman trend. Dune is located 18km southwest of the Town of Winnemucca within Humboldt County. The 644-acre land package consists of 36 unpatented claims. The claims are publicly owned lands administered by the U.S. Bureau of Land Management (BLM). Mineralization at Dune consists of low sulfidation, epithermal Au-Ag typical of significant economic Au-Ag deposits of this region of Nevada. The property can be accessed via Jungo Road west from Winnemucca and then by an unimproved road approximately 3km to the south. The target concept is a structurally- and stratigraphically-controlled low sulfidation gold system, hosted by permeable Cenozoic volcanic and sedimentary rocks. A large part of the property is covered by quaternary gravels.

(10) Cerro Colorado Property, Arizona

The Cerro Colorado property is located within a historic silver mining district, 70km southwest of Tucson, Arizona and is situated along the Laramide porphyry copper belt. Cerro Colorado is located 26km southwest of the historical Pima Mining District, which contains several active porphyry copper and skarn mining operations. Seven distinct areas of interest comprise the combined 10,097-acre land package, consisting of 229 unpatented claims on lands administered by the BLM and 14 Arizona State Land Department (ASLD) mineral leases situated on State of Arizona Lands. Cerro Colorado hosts numerous historical mining operations that exploited Ag-Au (±Cu)-bearing veins hosted by Jurassic and early Laramide volcanic rocks. District-scale and local alteration patterns indicate potential for porphyry copper mineralization within intrusive units beneath the volcanic host rocks. Limited historical drilling in intrusive units adjacent to Integra's areas done by Phelps Dodge and Mine Finders reported weakly mineralized porphyry copper intrusions. Recent academic work in the area suggests a lack of Cenozoic extension and dismemberment in the district, preserving the Ag-Au veins and associated deeper porphyry copper systems upright and intact below older volcanic rocks.

The Company announced in June 2024 an Option Agreement between MSN and GreenLight regarding the Cerro Colorado Property.  Pursuant to the terms of the Option Agreement, MSN granted GreenLight an exclusive option to purchase its interests in Millennial Arizona for a period of 12 months. Please refer to the "Q2 in Review and Recent Events" section above for more information.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated information of the Company as of June 30, 2024, December 31, 2023, and 2022, prepared in accordance with IFRS. The selected consolidated financial information should be read in conjunction with the Company's unaudited interim condensed consolidated financial statements for the three and six-month periods ended June 30, 2024 and the Company's audited annual consolidated financial statements for the years ended December 31, 2023 and 2022.

	Six-Months Ended June 30, 2024 (unaudited) $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Exploration and evaluation expenses	(7,486,717)	(22,009,119)	(13,467,035)
Operating loss	(11,196,693)	(28,430,663)	(19,212,921)
Other expense	(1,074,244)	(585,606)	(594,100)
Net loss	(12,270,937)	(29,016,269)	(19,807,021)
Net loss per share	(0.15)	(0.52)	(0.71)
Other comprehensive income (loss)	35,892	77,070	(663,590)
Comprehensive loss	(12,235,045)	(28,939,199)	(20,470,611)
Cash and cash equivalents	10,585,717	8,815,290	15,919,518
Exploration and evaluation assets	58,679,168	68,402,183	40,801,924
Total assets	79,494,666	82,388,987	61,422,237
Total current liabilities	16,107,623	16,671,379	15,390,668
Total non-current liabilities	22,216,134	25,197,362	24,708,404
Working capital (deficit) *	905,658	(6,803,922)	1,603,220
Working capital – excluding
convertible debt liability	12,053,471	3,839,810	11,651,434

*Working capital includes convertible debt liability. The convertible debt is required to be included under short term liabilities given that it is convertible at the option of the lender. The maturity of the convertible debt is August 2025 and the Company has the option to extend the term by an additional 12 months (see "Subsequent Events" section).

In the year ended December 31, 2023, the Company reclassified its site support costs from general and administration expenses to exploration and evaluation expenses. The new classification has not impacted the operating loss, as the Company expenses all exploration and evaluation costs. Comparative numbers have been reclassified to conform with the current period reclassification.

The operating losses for the six-month period ended June 30, 2024 and years ended December 31, 2023 and 2022 were mostly driven by exploration and evaluation expenses, as well as head office G&A expenses.

Other expenses for the six-month period ended June 30, 2024 was mostly driven by the interest and accretion expenses related to the convertible debt (non-cash), reclamation accretion expenses (non-cash), and foreign exchange loss, partly offset by interest and rent income and change in fair value of derivatives (non-cash). Other expenses for the years ended December 31, 2023 and 2022 was mostly driven by the interest and accretion expenses related to the convertible debt (non-cash), and reclamation accretion expenses (non-cash), partly offset by interest and rent income, change in fair value of derivatives (non-cash), and foreign exchange gain.

Other comprehensive income (loss) amounts are related to the foreign exchange translation adjustment.

Total assets as at June 30, 2024 decreased compared to as at December 31, 2023 mostly due the exploration and evaluation assets decrease resulting from the NSR Royalty sale and reclamation adjustment in the current six-month period. This decrease was partly offset by increased cash resulting from the March 2024 equity financing and the first instalment for the NSR Royalty sale received in March 2024. Total assets as at December 31, 2023 increased compared to as at December 31, 2022, mostly due to an increase in exploration and evaluation assets as a result of the Millennial Acquisition.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

Working capital as at June 30, 2024 increased compared to the year ended December 31, 2023 mostly due to cash increase resulting from the March equity financing and the first instalment of the NSR Royalty received in March. Working capital in the year ended December 31, 2023 decreased compared to the year ended December 31, 2022 mostly due to cash expenditures on increased exploration and evaluation activities.

Total current liabilities slightly decreased as at June 30, 2024 compared to the year ended December 31, 2023, as a result of a decrease in trade and other payables and due to related parties. Total current liabilities slightly increased as at December 31, 2023 compared to as at December 31, 2022, as a result of an increase in convertible host liability (due to increased loan interest rate), increases in trade and other payables and due to related parties. These increases were partially offset by a decrease in the convertible derivative component (due to a decrease in share price).

Total non-current liabilities slightly decreased as at June 30, 2024 compared to the year ended December 31, 2023 mostly due to a decrease in long-term reclamation liability. Total non-current liabilities slightly increased as at December 31, 2023 compared to as at  December 31, 2022 mostly due to the reclamation liability increase and an increase in long-term lease liability, due to the Millennial Acquisition in 2023.

Exploration and Evaluation Assets Summary:

	Idaho Properties	Nevada & Arizona Properties	Total
Balance at December 31, 2022	$40,801,924	$-	$40,801,924
Land acquisitions/option payments	39,000	2,800,000	2,839,000
Millennial acquisition	-	24,523,830	24,523,830
Legal fees	93,882	12,014	105,896
Reclamation adjustment*	16,486	-	16,486
Depreciation**	(7,403)	-	(7,403)
Total	40,943,889	27,335,844	68,279,733
Advance minimum royalty	97,450	25,000	122,450
Balance at December 31, 2023	41,041,339	27,360,844	68,402,183
Land acquisitions/option payments	15,000	125,000	140,000
Rich Gulch acquisition	2,100,000	-	2,100,000
Sale of NSR Royalty	(9,750,000)	-	(9,750,000)
Millennial acquisition	-	18,821	18,821
Legal & accounting and tax fees	405,790	51,304	457,094
Reclamation adjustment*	(2,762,588)	-	(2,762,588)
Depreciation**	(3,692)	-	(3,692)
Total	31,045,849	27,555,969	58,601,818
Advance minimum royalty	77,350	-	77,350
Balance at June 30, 2024	$31,123,199	$27,555,969	$58,679,168

*Reclamation adjustment is the change in present value of the reclamation liability, mainly due to changes to inflation rate and discount rate. **A staff house building with a carrying value of $187,150 has been included in the DeLamar property. This building is being depreciated.

The Company spent $7,486,717 in exploration and evaluation activities during the six-month period ended June 30, 2024 (June 30, 2023 - $10,666,135). In the 2023 fiscal year, the Company reclassified its site support costs to the Exploration and Evaluation expenses. These costs include all the support staff (such as site accounting team, site management, safety, equipment operators, etc) and project related G&A costs (such as fees on the surety bond, insurance, staff house, Boise office, rental apartment, software and other G&A fees). Historically, the Company has classified those costs as “General & Administration” expenses in the Consolidated statements of operations and comprehensive loss. The reclassification does not impact the operating loss, as the Company also expenses exploration and evaluation costs. Comparative numbers have been reclassified to conform with the current’s period reclassification. Recognizing that site support costs are integral to the exploration and development project activities, management has carefully evaluated this alignment and concluded that classifying these expenses under exploration and evaluation expenses offers a more accurate and transparent reflection of the nature of those costs. The site support expenses are now reported in the table below.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

The following tables outline the Company's exploration and evaluation expense summary for the six-month periods ended June 30, 2024 and 2023:

Exploration and Evaluation Expense Summary:

	Idaho Properties

Six-Month Period Ended June 30, 2024	DeLamar Project	Other Idaho Deposits	Joint Expenses	Total Idaho Properties
Exploration drilling - other drilling labour & related costs	29,999	-	-	29,999
Metallurgical drilling - other drilling labour & related costs	5,568	-	-	5,568
Other exploration expenses*	235,453	-	-	235,453
Other development expenses**	929,630	-	-	929,630
Land***	190,915	22,602	39,804	253,321
Permitting	1,340,904	-	-	1,340,904
Metallurgical test work	282,937	-	-	282,937
Technical reports and engineering	1,614,186	-	-	1,614,186
External affairs/Community engagement	240,143	-	-	240,143
Site support expenses****	896,989	-	-	896,989
Total	$5,766,724	$22,602	$39,804	$5,829,130

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

  **Includes development G&A expenses and payroll
  ***Includes BLM and IDL annual fees, consulting, property taxes, legal, professional, etc. expenses

  ****Includes site G&A expenses

	Nevada & Arizona Properties

Six-Month Period Ended June 30, 2024	Nevada North Project	Other Nevada & Arizona	Total Nevada & Arizona Properties
Contract exploration drilling	319,958	-	319,958
Exploration drilling - other drilling labour & related costs	95,032	-	95,032
Other exploration expenses*	223,410	40,007	263,417
Other development expenses**	150,368	-	150,368
Land***	229,951	304,316	534,267
Permitting	197,973	-	197,973
Metallurgical test work	3,800	-	3,800
External affairs/Community engagement	18,839	-	18,839
Site support expenses****	73,933	-	73,933
Total	$1,313,264	$344,323	$1,657,587

  *Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

    **Includes development G&A expenses and payroll

    ***Includes BLM and Arizona State Lands Department annual fees, consulting, property taxes, legal, professional,etc.  expenses

    ****Includes site G&A expenses

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

Exploration and Evaluation Expense Summary:

	Idaho Properties

Six-Month Period Ended June 30, 2023	DeLamar Project	Other Idaho Deposits	Joint Expenses	Total
Contract exploration drilling	$1,897,847	$-	$-	$1,897,847
Contract met drilling	175,906	-	-	175,906
Contract condemnation drilling	183,639	-	-	183,639
Contract geotech drilling	231,334	-	-	231,334
Exploration drilling - other drilling labour & related costs	946,948	-	-	946,948
Met drilling - other	98,877	-	-	98,877
Condemnation drilling - other drilling - labour & related costs	84,359	-	-	84,359
Other exploration expenses*	493,728	1,376	-	495,104
Other development expenses**	1,180,696	-	-	1,180,696
Land***	203,365	22,602	20,018	245,985
Permitting	2,212,003	-	-	2,212,003
Metallurgical test work	84,050	108,986	-	193,036
Technical reports and engineering	668,608	-	-	668,608
External affairs / Community engagement	168,748	-	-	168,748
Site support expenses****	1,013,710	-	-	1,013,710
Total	$9,643,818	$132,964	$20,018	$9,796,800

      *Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

      **Includes development G&A expenses and payroll

      ***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

      ****Includes site G&A expenses

	Nevada & Arizona Properties (Post-Acquisition Period)

Six-Month Period Ended June 30, 2023	Nevada North Project	Other Nevada & Arizona	Total Nevada & Arizona Properties
Other exploration expenses*	3,027	16,546	19,573
Other development expenses**	44,091	-	44,091
Land***	214,889	243,736	458,625
Permitting	56,002	-	56,002
Metallurgical test work	3,454	-	3,454
Technical reports and engineering	99,614	-	99,614
External affairs/Community engagement	12,500	-	12,500
Site support expenses****	175,476	-	175,476
Total	$609,053	$260,282	$869,335

  *Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

    **Includes development G&A expenses and payroll

    ***Includes BLM and Arizona State Lands Department annual fees, consulting, property taxes, legal, etc.  expenses

    ****Includes site G&A expenses

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

RESULTS OF OPERATIONS

SIX-MONTH PERIOD ENDED JUNE 30, 2024

Net loss for the six-month period ended June 30, 2024 was $12,270,937 and the comprehensive loss $12,235,045, compared to a net loss of $13,946,691 and a comprehensive loss of $13,547,013 for the six-month period ended June 30, 2023.

Overall, operating expenses were lower in the current six-month period mostly due to a decrease in exploration and evaluation expenses, partially off-set by greater general and administrative expenses. Other expenses were higher in the current six-month period comparing to the same period last year mostly due to higher convertible interest and accretion expenses, lower interest income, lower change in fair value of derivatives (non-cash), and foreign exchange loss vs foreign exchange gain in the comparative period. The variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $7,486,717 in exploration and evaluation expenses during the current six-month period (June 30, 2023 - $10,666,135). The difference is mostly due to decreased drilling activities in the current six-month period.
  Stock based compensation: these expenses amounted to $893,022 in the current six-month period (June 30, 2023 - $523,381). The variance is due to the timing of vesting of equity incentive awards granted from 2018 to 2023.
  Professional fees: the Company incurred $419,758 in expenses during the current six-month period (June 30, 2023 - $270,959). The difference is mostly due to higher legal, tax, and technical due diligence fees related to the FCGI acquisition in the current period.

THREE-MONTH PERIOD ENDED JUNE 30, 2024

Net loss for the three-month period ended June 30, 2024 was $6,776,360 and the comprehensive loss $6,784,380, compared to a net loss of $7,303,460 and a comprehensive loss of $6,887,883 for the three-month period ended June 30, 2023.

Overall, operating expenses were lower in the current three-month period mostly due to a decrease in exploration and evaluation expenses. Other expenses were higher in the current three-month period comparing to the same period last year mostly due to higher convertible interest and accretion expenses, lower interest income, higher change in fair value of derivatives (non-cash), and foreign exchange loss vs foreign exchange gain in the comparative period. The variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $4,177,304 in exploration and evaluation expenses during the current quarter (June 30, 2023 - $5,281,080). The difference is mostly due to decreased drilling activities in the current three-month period.
  Stock based compensation: these expenses amounted to $449,272 in the current three-month period (June 30, 2023 - $235,441). The variance is due to the timing of vesting of equity incentive awards granted from 2018 to 2023.
  Professional fees: the Company incurred $233,838 in expenses during the current three-month period (June 30, 2023 - $153,914). The difference is mostly due to higher legal, tax, and technical due diligence fees related to the FCGI acquisition fees in the current period.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023
  Compensation and benefits: Company incurred $559,134 in expenses during the current three-month period (June 30, 2023 - $657,774). The difference is mostly due a slight reduction in staff.

Operating Activities

Net cash used by the Company in operating activities for the current six-month period ended June 30, 2024 was $11,965,770 (June 30, 2023 - $13,063,294).  The variance between 2024 and 2023 quarters was mostly driven by lower exploration and evaluation expenses.

Investing Activities

Net cash provided by the investing activities for the current six-month period ended June 30, 2024 was $4,111,708 (June 30, 2023 (used in) - $3,667,421). The difference between 2024 and 2023 quarters was mostly due cash received from the sale of the net smelter return royalty in the current six-month period.

Financing Activities

Net cash provided by financing activities in the current six-month period ended June 30, 2024 was $9,588,596 (June 30, 2023 - $23,817,572). The difference between 2024 and 2023 quarters was mostly due to the higher equity financing completed in 2023. The Company raised gross proceeds of approximately $11 million in 2024 through a bought deal public offering vs $25.8 million in 2023.

The Company raised total net proceeds of approximately $19.6 million in March 2024 through a $9.9 million bought deal financing and $9.7 million via the sale of a 1.5% NSR to Wheaton (of which a first installment of $4.8mm was received in March 2024). The table below summarized the expected use of proceeds including:

March 2024 Financing	Expected Use of Proceeds ($M) (1) March 2024 to February 2025	Actual Use of Proceeds ($M) (2) March 2024 to February 2025	Variance ($M) (3)
DeLamar Project
Land Compliance and Site G&A	$2.4	$2.5	$0.1
Development ( incl Engineering/Permitting)	$8.3	$8.3	$ -
Exploration	$0.4	$0.4	$ -
Ongoing Reclamation / Water Treatment	$0.9	$1.0	$0.1
Nevada North
Land Compliance and Site G&A	$1.0	$1.1	$0.1
Development ( incl Engineering/Permitting)	$1.7	$1.4	($0.3)
Exploration	$1.8	$1.8	$ -
Corporate G&A	$3.1	$2.9	($0.2)
Total	$19.6	$19.4	($0.2)

(1) Net proceeds disclosed in March 7, 2024 financing prospectus of C$26.4 million = US$19.6 million (March 7 exchange rate of 0.7422). Assumes full exercise of the over-allotment and both installments of the Wheaton royalty sale.

(2) Actual use of proceeds figures include March to June 30, 2024 actual expenditures and estimated expenditures from July 2024 to February 2025.

(3) Immaterial variance between disclosed expected use of proceeds and actual use of proceeds.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

SUMMARY OF SELECTED QUARTERLY INFORMATION

The following table sets forth selected quarterly financial information for each of the last eight quarters *.

Quarter Ending	Revenue ($)	Net Loss ($)	Net Loss Per Share ($)
June 30, 2024	Nil	(6,776,360)	(0.07)
March 31, 2024	Nil	(5,494,577)	(0.08)
December 31, 2023	Nil	(6,996,163)	(0.10)
September 30, 2023	Nil	(8,073,415)	(0.12)
June 30, 2023	Nil	(7,303,460)	(0.11)
March 31, 2023	Nil	(6,643,231)	(0.19)
December 31, 2022	Nil	(6,204,720)	(0.20)
September 30, 2022	Nil	(3,305,706)	(0.11)

*Previous quarters net loss per share data adjusted to reflect the 2.5 to 1 share consolidation completed in May 2023.

The net loss for last eight quarters was mostly driven by exploration and evaluation expenses, corporate G&A expenses (such as compensation, corporate development and marketing, office and administration, professional, and regulatory fees), and stock-based compensation expenses (non-cash item), partly offset by interest and rent income.  A foreign exchange gain was recorded in the first, second, and fourth quarters of 2023 and third quarter of 2022. The net loss for all quarters also includes accretion expenses and interest expense accrual related to the convertible debt, as well as change in fair value of derivatives (all three are non-cash items).

LIQUIDITY AND CAPITAL RESOURCES

The Company does not have a mineral property in production and consequently does not receive revenue from the sale of precious metals. The Company currently has no operations that generates cash flow.  The Company has financed its operations primarily through the issuance of share capital, convertible debt and just recently, the sale of an NSR. The continued operations of the Company are dependent on its ability to complete sufficient public equity financings, the availability of its convertible loan facility or generate profitable operations in the future.

The Company's working capital, including the convertible debt liability as of June 30, 2024 was $905,658 (December 31, 2023 - working capital deficit $6,803,922). The Company's working capital, excluding the convertible debt liability as of June 30, 2024 was $12,053,471 (December 31, 2023 - working capital $3,839,810).  Working capital as at June 30, 2024 increased compared to as at December 31, 2023 mostly due to a cash increase resulting from an equity financing and a net smelter return royalty in Q1 2024.

The Company actively manages its liquidity using budgeting based on expected cash flows to ensure there are appropriate funds for meeting short-term obligations during the year.

The Company announced on July 29, 2024 that has entered into a definitive arrangement whereby Integra has agreed to acquire all of the issued and outstanding shares of Florida Canyon Gold Inc pursuant to a court-approved plan of arrangement (see Subsequent events section). The Company's capital management approach is most likely to change upon closing of the transaction.

FINANCIAL INSTRUMENTS

A description of financial instruments and their fair value is included in the audited consolidated financial statements for the  years ended December 31, 2023 and 2022, filed on SEDAR+ at www.sedarplus.ca  and on Integra's website at www.integraresources.com.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

There are a number of net smelter returns, royalties, advance minimum royalties, annual claim filings, and work commitments on the Company's properties. Summaries of all those commitments are included in Note 14 of the Company's unaudited interim condensed consolidated financial statements for the three and six-month periods ended June 30, 2024 and 2023.

Other Commitments

The Company's other commitments at June 30, 2024 are as follows:

Commitments and contractual obligations (in millions of $) (1)	Less than one year commitment	1 - 3 years commitment	4 - 5 years commitment	Over 5 years commitment	Total
Convertible debenture (2)	$0.5	$13.7	$-	$-	$14.2
Material land payments (3)	1.3	7.6	-	-	8.9
Total	$1.8	$21.3	$-	$-	$23.1

(1) Undiscounted cash expenditures

(2) Includes interest payments (payable in cash or shares, at the Company's option) and principal repayment.

(3) Includes payments of $1.8 mm for Red Canyon and $2.2 mm for Cerro Colorado. Both are optional payments, and payable only if we decide to acquire the properties.

TRANSACTIONS WITH RELATED PARTIES

Related parties include the Board of Directors, CEO, CFO, and enterprises that are controlled by these individuals.

As June 30, 2024, $391,596 (December 31, 2023 - $1,158,454) was due to related parties for payroll expenses, consulting fees, bonuses accruals, vacation accruals and other expenses.  Receivables from related parties (related to rent and office expenses) as of June 30, 2024 were $23,540 (December 31, 2023 - $20,643) and was recorded in receivables.

Key Management Compensation:

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors, Executive Chair, CEO, and CFO.

Remuneration attributed to executives and directors for the six-month periods ended June 30, 2024 and 2023 were as follows:

	June 30, 2024	June 30, 2023
Short-term benefits*	$708,822	$821,327
Associate companies**	22,540	4,081
Stock-based compensation	513,098	325,407
Total	$1,244,460	$1,150,815

*Short-term employment benefits include salaries, consulting fees, vacation accruals and bonus accruals for key management. It also includes directors' fees for non-executive members of the Company's Board of Directors.

**Mostly consulting services and rent expenses due to and from entities for which Integra's executives or directors are executives or directors.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

In the six-month period ended June 30, 2024, the Company issued 56,662 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors.

In the six-month period ended June 30, 2023, the Company issued 38,893 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

OUTSTANDING SHARE DATA

Share capital details are included in the Company's unaudited interim condensed consolidated financial statements for the three and six-month periods ended June 30, 2024 and 2023.

The following table outlines the outstanding share data as of the date of this MD&A:

August 14, 2024
Issued and outstanding common shares	88,458,702
Outstanding Options/RSUs/DSUs to purchase common shares	4,921,094
ITR Warrants	8,305,874
Issued and outstanding common shares (fully diluted)	101,685,670

SUBSEQUENT EVENTS

Wheaton Precious Metals 2nd Installment

On July 8, 2024, the Company received $4.875 million as the second instalment of the Wheaton NSR Royalty purchase.

Merger with Florida Canyon Gold Inc ("FCGI")

The Company announced on July 29, 2024 that it has entered into a definitive arrangement agreement (the "Arrangement Agreement"), dated July 28, 2024, whereby Integra has agreed to acquire all of the issued and outstanding shares of FCGI pursuant to a court-approved plan of arrangement (the "Transaction").

Under the terms of the Transaction, FCGI shareholders will receive 0.467 of a common share of Integra (each whole share, an "Integra Share") for each common share of FCGI ("FCGI Share") held (the "Exchange Ratio"). Existing shareholders of Integra and FCGI will own approximately 60% and 40%, respectively, of the outstanding Integra Shares on closing of the Transaction (but prior to the completion of the private placement equity financing described below) on a fully-diluted in-the-money basis. The Exchange Ratio implies consideration of C$0.69 per FCGI Share based on the closing market price of the Integra Shares on the TSX-V on July 26, 2024 for total consideration of approximately C$95 million.

The Transaction will be effected by way of a court-approved plan of arrangement under the Canada Business Corporations Act, requiring the approval of (i) at least 66 ⅔% of the votes cast by the shareholders of FCGI voting in person or represented by proxy, (ii) if applicable, a simple majority of the votes cast by shareholders of FCGI, excluding for this purpose the votes of "related parties" and "interested parties" and other votes required to be excluded under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, all at a special meeting of FCGI's shareholders to consider the Transaction, and (iii) the approval of the Ontario Superior Court of Justice.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals, including the approvals of the TSXV and the satisfaction of certain other closing conditions customary in transactions of this nature as well as customary interim period covenants regarding the operation of each of the Companies' respective businesses. The Transaction is subject to the prior completion of the sale of FCGI's Mexican assets, as previously announced, and receipt of approval from the Federal Economic Competition Commission (Comisión Federal de Competencia Económica - COFECE), under the Federal Law of Economic Competition, to such sale. The transaction is also conditional upon binding arrangements being in place for the replacement of collateral supporting the FCGI Surety Bond and release of the Alamos Surety Bond Guarantee. The Arrangement Agreement contains customary provisions including fiduciary-out provisions in favour of FCGI, non-solicitation and right to match superior proposals in favour of Integra, and a $2.25 million termination fee payable to Integra under certain circumstances.

Subject to the satisfaction of these conditions, Integra and FCGI expect that the Transaction will be completed in the fourth quarter of 2024. Details regarding these and other terms of the Transaction are set out in the Arrangement Agreement, which is available under the SEDAR+ profiles of Integra and FCGI at www.sedarplus.ca.

Bought Deal Private Placement Offering of Subscription Receipts

Concurrently with the Transaction (as described above),  Integra has entered into an agreement with Stifel and Eight Capital, as co-lead underwriters and joint bookrunners (collectively, the "Co-Lead Underwriters"), on behalf of a syndicate of underwriters (the "Underwriters"), in connection with a bought deal private placement offering of 14,900,000 subscription receipts of Integra (the "Subscription Receipts") at a price of C$1.35 per Subscription Receipt (the "Issue Price") for gross proceeds to Integra of approximately C$20 million (the "Offering").

Each Subscription Receipt shall represent the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Transaction other than the issuance of the consideration shares to shareholders of FCGI) (the "Escrow Release Conditions"), without payment of additional consideration, one Integra Share, subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement to be entered into upon closing of the Offering (the "Subscription Receipt Agreement").

The gross proceeds from the sale of the Subscription Receipts will be deposited and held in escrow pending the satisfaction or waiver of the Escrow Release Conditions by TSX Trust Company, as subscription receipt and escrow agent under the Subscription Receipt Agreement. Integra will pay the Underwriters a cash commission and the expenses of the Underwriters incurred in connection with the Offering.

If a Termination Event (as defined below) occurs, the escrowed proceeds of the Offering will be returned on a pro rata basis to the holders of Subscription Receipts, together with the interest earned thereon, and the Subscription Receipts will be cancelled and have no further force and effect, all in accordance with the terms of the Subscription Receipt Agreement. For the purposes of the Brokered Offering, a "Termination Event" includes: (a) an event in which the Escrow Release Conditions are not satisfied or waived prior to December 15, 2024 (subject to extensions in limited circumstances); or (b) the termination of the Arrangement Agreement (as defined above) in accordance with its terms.

The Offering is expected to close on or about August 21, 2024 and is subject to TSX-V and other necessary regulatory approvals. Following completion of the Transaction, the net proceeds from the Offering is expected to be used to fund mine optimization opportunities at Florida Canyon, for continued advancement of DeLamar and Nevada North, and for general corporate purposes.

Amendments to the Beedie Capital Credit Facility

In connection with the closing of the Transaction (as described above), Integra announced that it has entered into a fourth supplemental credit agreement ("Fourth Supplemental Credit Agreement") with Beedie Capital to amend the convertible loan agreement dated July 28, 2022, as amended by a first supplemental credit agreement dated as of February 26, 2023, a second supplemental credit agreement dated as of May 4, 2023 and a third supplemental agreement dated as of February 20, 2024 (as amended by the Fourth Supplemental Credit Agreement (the "Credit Agreement"), pursuant to which Beedie Capital agreed to loan up to $20 million (the "Convertible Facility")).

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

Beedie Capital agreed to a second advance in the amount of $5 million subject to satisfying certain conditions under the Fourth Supplemental Credit Agreement, and to further amend the Convertible Facility to accommodate the assets of FCGI and its subsidiaries, each of which, following the closing of the Transaction, will be loan parties and provide guarantees and security for the obligations under the Credit Agreement.

Beedie Capital and Integra further agreed to, conditional upon closing of the Transaction, amend the terms of the Credit Agreement to provide for the following: (i) subject to TSXV approval, modify the conversion price on the initial advance of $10 million (the "Initial Advance") from C$2.3625 (post-consolidation price) per Integra common share (the "Common Share") to a 25% premium to the Issue Price (as defined above), being C$1.6875; (ii) extension of the maturity date of the Credit Agreement from July 28, 2025 to July 31, 2027; (iii) extension of the period during which scheduled interest payments will be capitalized as principal from the current expiry date of October 31, 2024 to December 31, 2024; (iv) modification of the make-whole fee from the amount of interest Integra would have paid had the Convertible Facility continued for 36 months from the Initial Advance to 48 months from the Initial Advance; and (v) modification of the covenant requiring Integra to maintain a balance of unrestricted cash no less than $2 million to $5 million. Integra will also request to draw a second advance on the Convertible Facility in the principal amount of $5 million (the "Subsequent Advance") immediately following completion of the Transaction, with a conversion price equal to a 25% premium to the Issue Price. In the event that the amendment to the conversion price of the Initial Advance does not receive regulatory approval, Integra and Beedie Capital have agreed to a downward adjustment to the aforementioned premium in respect of the conversion price of the Subsequent Advance which would result in Beedie Capital receiving up to the same aggregate number of Integra Shares that Beedie Capital otherwise would have been entitled to receive upon conversion in full of the Initial Advance and Subsequent Advance had the conversion price of the Initial Advance been amended to equal a 25% premium to the Issue Price.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Measurement uncertainties are described in the Company's annual audited consolidated financial statements for the years ended December 31, 2023 and 2022 and the Company's unaudited interim condensed consolidated financial statements for the three and six-month periods ended June 30, 2024 and 2023.

CHANGES IN ACCOUNTING POLICIES

The Company's accounting policies are in accordance with IFRS and described in the Company's annual audited consolidated financial statements for the years ended December 31, 2023 and 2022 and the Company's unaudited interim condensed consolidated financial statements for the three and six-month periods ended June 30, 2024 and 2023.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company's exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future.

Readers are advised to study and consider risk factors disclosed in the Company's Form 20-F for the fiscal year ended December 31, 2023, dated March 28, 2024 and available under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

Limitations on the Mineral Resource and Reserve Estimates

The Company's Mineral Resources and Mineral Reserves are estimates only and are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods and require judgmental interpretations of geology, structure, grade distributions and trends and other factors. The Company's Mineral Resource and Mineral Reserve estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing and other factors. There are numerous uncertainties inherent in estimating Mineral Resources and Mineral Reserves, including many factors beyond the Company's control. Estimation is a subjective process, and the accuracy of the Company's Mineral Resource or Mineral Reserve estimate is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation of that data and the level of congruence with the actual size and characteristics of the Company's deposits. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or geological formations may be different from those predicted. Further, it may take many years before production is possible, and during that time the economic feasibility of exploiting a discovery may change. These estimates may, therefore, require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

Fluctuations in gold and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of the Company's Mineral Resource and Mineral Reserve estimates.  Prolonged declines in the market price of gold or silver may render Mineral Reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's Mineral Reserves. Mineral Resource estimates are based on drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such Mineral Resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Mineral Resources and Mineral Reserves should not be interpreted as assurances of life of mine or of the profitability of future operations. There is a degree of uncertainty in estimating Mineral Resources and Mineral Reserves and of the grades and tonnages that are forecast to be mined and, as a result, the grade and volume of gold or silver that the Company mines, processes and recovers may not be the same as currently anticipated. Any material reductions in estimates of Mineral Resources and Mineral Reserves, or of the Company's ability to economically extract these Mineral Reserves, could have a material adverse effect on the Company's projects and the Company's business, financial condition, results of operations, cash flows or prospects.

Mineral Resources are not Mineral Reserves and have a greater degree of uncertainty as to their existence and feasibility. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no assurance that Mineral Resources will be upgraded to Proven or Probable Mineral Reserves. Inferred Mineral Resources have a substantial degree of uncertainty as to their existence, and economic and legal feasibility.  Accordingly, there is no assurance that Inferred Mineral Resources reported herein will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

CAUTIONARY NOTE TO US INVESTORS WITH RESPECT TO MINERAL RESOURCES

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this MD&A has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this MD&A may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

NON-IFRS MEASURES

Alternative performance measures in this MD&A such as "cash cost", "AISC" "free cash flow" are furnished to provide additional information. These non-IFRS performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess performance of the Company's projects, and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standard meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS. As the Company has yet to commence production, the equivalent historical non-IFRS financial measure is $0.

Cash Costs

Cash costs include site operating costs (mining, processing, site G&A), refinery costs and royalties.  While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance.

All-In Sustaining Cost ("AISC")

Site level AISC include cash costs and sustaining capital but excludes head office G&A and exploration expenses.  The Company believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from current operations.

Free Cash Flow

Free cash flows are revenues net of operating costs, royalties, capital expenditures and cash taxes.  The Company believes that this measure is useful to the external users in assessing the Company's ability to generate cash flows from the Company's projects.

Working Capital

The Company has included a non-IFRS measure for "working capital" in this MD&A to supplement its financial statements, which are presented in accordance with IFRS. The Corporation believes that this measure provides investors with an improved ability to evaluate the performance of the Corporation. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following tables summarize the Company's working capital reconciliation as at June 30, 2024, December 31, 2023, and December 31, 2022.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

Reconciliation for the period ended	June 30, 2024	December 31, 2023	December 31, 2022
Current assets	$17,013,281	$9,867,457	$16,993,888
Less current liabilities	$16,107,623	$16,671,379	$15,390,668
Working capital (Deficit)	$905,658	($6,803,922)	$1,603,220

Reconciliation for the period ended	June 30, 2024	December 31, 2023	December 31, 2022
Current assets	$17,013,281	$9,867,457	$16,993,888
Less current liabilities - Excluding Convertible Debenture	$4,959,810	$6,027,647	$5,342,454
Working capital - Excluding Convertible Debenture	$12,053,471	$3,839,810	$11,651,434

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Raphael Dutaut (Ph.D., P.Geo, OGQ Membership 1301), Vice President Geology and Mining, who is a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

CORPORATE GOVERNANCE

Management and the Board recognizes the value of good corporate governance and the need to adopt best practices. The Corporation is committed to continuing to improve its corporate governance practices in light of its stage of development and evolving best practices and regulatory guidance.

The Board has adopted a Board mandate outlining its responsibilities and defining its duties. The Board has five committees: the Audit Committee, the Compensation Committee, the Nomination and Corporate Governance Committee, the Technical and Safety Committee, and the Environmental Social Governance Committee. Each Committee has a committee charter, which outlines the Committee's mandate, procedures for calling a meeting, and provides access to outside resources.

The Board has also adopted a Code of Business Conduct and Ethics, which governs the ethical behavior of all employees, management, and directors. For more details on the Company's corporate governance practices, please refer to Integra's website (www.integraresources.com) and the statement of Corporate Governance contained in Integra's Management Information Circular dated June 21, 2024. The Management Information Circular is available on Integra's website (www.integraresources.com) and on SEDAR+ (www.sedarplus.ca).

The Corporation's Directors have expertise in exploration, metallurgy, mining, financial reporting and accounting, M&A, financing, permitting and government relations, mine development and mine operations, environmental considerations, human resources, governance, and relations with tribal nations and local communities. The Board meets at least four times per year.

CONTROL AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, as appropriate to allow for timely decisions about public disclosure. The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized, and reported within the applicable time periods and that required information is accumulated and communicated to the Company's management, so that decisions can be made about the timely disclosure of that information.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

Management has evaluated the effectiveness of the design and operation of the Company's disclosure controls as of June 30, 2024 and concluded that the disclosure controls and procedures were effective.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada ("NI 52-109") and Rules 13a-15(f) and 15d-15(f) of the United States Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

Based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, the Company's internal control over financial reporting include:

(a) Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the  assets of the Company;

(b) Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

(c) Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

(d) Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

Management has evaluated the effectiveness of the internal control over financial reporting as of June 30, 2024 and concluded that those controls were effective.

Limitation of Controls and Procedures

Management believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, have their inherent limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more people, external events beyond the entity's control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

There were no changes in internal controls of the Company during the six-month period ended June 30, 2024 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Certain information set forth in this MD&A contains "forward-looking statements" and  "forward-looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward-looking statements). Except for statements of historical fact, certain information contained herein constitutes forward-looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include:  the Company's ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 28, 2024 for the fiscal year ended December 31, 2023.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2024 and 2023

MANAGEMENT'S RESPONSIBILITY

Management is responsible for all information contained in this MD&A. The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include amounts based on management's informed judgments and estimates. The financial and operating information included in this MD&A is consistent with that contained in the audited consolidated financial statements in all material aspects.

Management maintains internal controls to provide reasonable assurance that financial information is reliable and accurate, and assets are safeguarded.

The Audit Committee has reviewed the audited consolidated financial statements with management. The Board of Directors has approved these audited consolidated financial statements on the recommendation of the Audit Committee.

Jason Kosec

Chief Executive Officer

August 14, 2024